EXHIBIT 12(a)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Twelve Months Ended
December 31, 2001

Excluding Interest on Deposits

Income before income taxes and effect of accounting change	$2,566

Fixed charges:

Interest expense	13,381

One-third of rents, net of income from subleases (a)	223

Total fixed charges	13,604

Less: Equity in undistributed income of affiliates	(89)

Earnings before taxes, effect of accounting change and fixed charges, excluding capitalized interest	$16,081

Fixed charges, as above	$13,604

Ratio of earnings to fixed charges	1.18

Including Interest on Deposits

Fixed charges, as above	$13,604

Add: Interest on deposits	7,998

Total fixed charges and interest on deposits	$21,602

Earnings before taxes, effect of accounting change and fixed charges, excluding capitalized interest, as above	$16,081

Add: Interest on deposits	7,998

Total earnings before taxes, effect of accounting change, fixed charges and interest on deposits	$24,079

Ratio of earnings to fixed charges	1.11

(a)	The proportion deemed representative of the interest factor.